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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC's Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8
(33-11828).

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        FUTUREMEDIA APPOINTS COLIN TURNER DIRECTOR OF FUTUREMEDIA PLC AND
                        CHAIRMAN OF FUTUREMEDIA LEARNING

   - Leading Management and Learning Expert Appointed to Board of Directors -

BRIGHTON, England, Feb. 20 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq:
FMDA) a leading learning and brand communications company, today announced the appointment of Mr. Colin Turner as Director of Futuremedia plc, and also Chairman of Futuremedia Learning, the learning and online communications division of the Company.

Mr. Turner brings more than thirty years of strategic experience in the corporate learning industry and extensive business contacts to Futuremedia. His knowledge and insight will be a valuable resource as the Company further develops its Learning business and looks to serve the growing marketplace for innovative multi-platform executive learning.

CEO Leonard M. Fertig said, "The addition of Colin Turner to the Futuremedia team provides our Company with an industry expert and leader who is recognized around the globe. His great relationships with major multinationals and strong connection to the UK and International learning education sector will be a tremendous asset as we grow our business."

Chairman Jan Vandamme added, "We anticipate Mr. Turner making a measurable contribution as Chairman of Futuremedia's Learning business, and his extensive business experience will further strengthen the Board of Directors as we implement Futuremedia's overall strategic plan."

Mr. Turner commented, "Tailored multi-platform learning generates significant savings in training budgets for corporations, while providing value to employees by offering a high quality and flexible educational opportunity. I am delighted to be joining Futuremedia at this exciting time in the industry as learning and technology create new educational opportunities.

Turner, whose practical ideas have been embraced by the world's leading corporations including GlaxoSmithKline, Gartner, Microsoft, Bank of America, SwissRe and KPMG, has been described by Time magazine 'as a leading authority on business & management.' Turner is the author of 15 books published in 38 languages -- including a number one best seller in Japan. His work has been referred to as the 'key to long-term success,' by Sir John Harvey Jones and, by Business Age, as 'Europe's foremost teacher for business success.'

He is vice-president of the Small Business Bureau, which liaises with the UK Government for better business; mentor and strategic advisor to influential business leaders; patron of the Scottish Executive initiative Determined to Succeed which provides personal development learning tools for Schools in Scotland; founder of several corporations; and Professor Emeritus to Theseus, which was recognized by the Financial Times as the leader for customized executive programs.

Born and raised in Scotland, Turner is married with four children and resides in Monaco.

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About Futuremedia

Futuremedia plc is a global media company providing online education, e-marketing and brand communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions include Futuremedia Learning, Open Training and Button Communications. For more information, visit http://www.futuremedia.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             02/20/2007
    /CONTACT: Mike Smargiassi or Corey Kinger, Brainerd Communicators, Inc., US, +1-212-986-6667, ir@futuremedia.co.uk, or Gerry Buckland, UK,
+44-7919-564126, info_db@mac.com/
    /Web site:  http://www.futuremedia.co.uk /

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              FUTUREMEDIA PLC,
                                              an English public limited company


                                              By: /s/ Leonard Fertig
                                                  -----------------------------
                                                  Leonard Fertig
                                                  Chief Executive Officer

Date: February 20, 2007